Filed by Adobe Inc.
pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Adobe Inc.
Commission File No.: 000-15175
Date: September 28, 2022

This filing relates to the proposed merger of Figma, Inc., a Delaware corporation (“Figma”), with Saratoga Merger Sub I, Inc. (“Merger Sub I”), a Delaware corporation and a wholly owned subsidiary of Adobe Inc., a Delaware corporation (“Adobe”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 15, 2022, by and among Adobe, Merger Sub I, Saratoga Merger Sub II, LLC, a Delaware limited liability company and a wholly owned subsidiary of Adobe, and Figma.

Business Insider: Adobe’s product chief opens up about why its Figma competitor failed:
‘XD was made in the image of the old’

[…]

Insider spoke to Belsky about what Adobe got wrong with its own product-design tool and how he thinks Figma and Adobe can benefit from working together.

[…]

Belsky wasn’t shy about naming other ways Figma’s tool surpassed its own, laying out four factors that Figma has and Adobe XD lacks: features for developers; tools for design-systems operations; plug-ins that help designers and developers work together; and being a collaborative, web-based tool.

Design-systems operations refer to the practices companies use to ensure all their systems — mobile, web, app, or desktop — behave the same and can all be updated at once. Figma pioneered that world, both defining what a design system looks like and how to manage it, Belsky said.

“And so all of these pillars became essential pillars for product design and development as a vertically integrated category of how interactive product experiences are made,” he said. “XD was made in the image of the old. And so XD never really had material revenue for us.”

Over the last few years, Adobe has deprioritized the XD business and wound down the team. The company continues to support existing XD users, but in the long term, Belsky hopes they’ll switch to Figma, given its better features.

“Figma has built something that anyone can just jump in with a web link, and it’s truly multiplayer,” he said.

[…]

“I understand why people are appropriately skeptical,” he said. “No one wants a product they love to change, and people need to learn information and understand our intentions in order to feel comfortable.”

He does think there’s some misunderstanding about where Figma and Adobe actually compete. Adobe’s strength is in the “asset creation” business, he said, helping people make photos, graphics, animations, videos, and more. They want to “support people taking their assets wherever they want,” and increasingly, they’re going to the web and social media.

Adobe Express, the company’s mobile app, was created to help users take products in Adobe’s tools to social media, but the company doesn’t have a strong foothold in the interactive product-design and -development space, because XD never took off, he said.

[…]

Belsky said Adobe is prepared to show why this deal is actually good for customers.

[…]

“We’re going into this deal having done our diligence and having done our homework,” he said. XD “was an attempt at kind of the earlier stages of this whole product-design and -development category.”

“This is a new category for us,” he added.

Responding to criticism that Adobe has a poor history of integrating its acquisitions, Belsky is encouraging people to look at buys like Frame.io or Behance, the company he cofounded that brought him to Adobe.

“We were 1 million users at the time of acquisition,” he said of Behance. “Now, north of 30 million. The product’s growing faster than ever, and the product is probably better and tighter than ever before.”

[…]

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Bloomberg: Adobe Vows to Keep Figma App Simple and Inexpensive After Deal

•	Company commits to current freemium pricing model for Figma
•	Software maker will reevaluate XD program after deal closes

By Brody Ford

(Bloomberg) -- Adobe Inc. plans to add technology from its creative software portfolio to Figma without tweaking pricing or simplicity after its acquisition, seeking to ease concerns among loyal users that the deal may significantly change the design app.

Photo, video and illustration editing will likely be implemented into the software design app after the acquisition closes, as well as the ability to link projects from Adobe products such as Photoshop or Premiere, Adobe Chief Product Officer Scott Belsky said in an interview. The company is conscious that Figma customers appreciate its simplicity, and any updates will avoid clogging up the way users maneuver around the app, he said.

Figma’s pricing model will remain “freemium,” Belsky said -- meaning that a basic tier will always be accessible without cost. “We don’t want to fix something that’s working really well.”

Adobe’s $20 billion deal to acquire startup rival Figma Inc. -- the largest takeover of a private software maker ever -- was announced earlier this month with a targeted 2023 close. The leader in creative software is looking to expand its web-based offerings to make inroads with more-casual designers and small businesses, a market that has gravitated in recent years to companies such as Figma, Canva Inc. and Lightricks Ltd.

Adobe’s XD program, which competes with Figma, will be supported for now, but the company will reevaluate once the purchase is completed, Belsky said. “XD has become a pretty immaterial product for us based on its growth and its business contribution,” Belsky said. “Once Figma comes in, we have to reevaluate where we want to shift our resources and focus.”

Belsky said these are all ideas at the moment and changes will depend on customer needs and feedback.

Figma’s streamlined browser-based design tool contrasts with Adobe’s programs, which have been increasingly seen as clunky and expensive. Many of Figma’s loyal users reacted negatively to the acquisition, fearing that Adobe would make the smaller rival less accessible and innovative. Wall Street panned the deal as too expensive and a sign that Adobe is under more competitive pressure than previously appreciated.

The uproar feels familiar to Belsky, who joined Adobe via acquisition of the company he co-founded, Behance, almost a decade ago. Negative Twitter posts about that deal mirror what’s being said about Adobe buying Figma now, Belsky said.

“I understand why customers are always afraid of change,” Belsky said. “But when you have the right people that are really aligned with the same principles and recognize the value of what’s being brought in, sometimes it really turns out magnificently.” He added that Behance’s user base is 30 times the size it was when bought by Adobe.

File sharing without additional licensing costs helped fuel Figma’s rapid adoption, and Belsky said this dynamic won’t be changed. Users won’t need to have a Creative Cloud subscription to work on a document, he said.

Figma co-founder and Chief Executive Officer Dylan Field said he recognizes that users fear innovation will slow down after an acquisition, but he hopes the company can actually accelerate improvements to the platform with new technology and expertise at Adobe. “I think it’s good for the community,” he said in an interview. “That’s what I intend to prove.”

Adobe’s massive library of fonts and stock images, along with new media-editing features in the browser, will make working in Figma more efficient, Field said. Plus, Adobe has troves of usage data that can inform what tech is most important to port over.

He echoed Belsky that there are no price increases planned, that Figma will always be fully free for education and that he is “very committed” to maintaining a free tier, which fuels adoption.

Field said he will continue to focus his attention on Figma after the deal is completed, although he’ll provide advice to Adobe. InDesign is one product he thinks would particularly benefit from more-collaborative workflows.

Belsky said the rest of Adobe’s portfolio will take cues from Figma on collaborative updates. Its multiplayer web platform may be adopted for Adobe’s other creative offerings, and its FigJam whiteboarding and presentation capabilities may be integrated into Adobe Express and Acrobat, Belsky said.

“We would only want to amplify and continue and learn from the things that Figma has done to become a viral product in the enterprise and throughout the world,” Belsky said.

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Forward-Looking Statements
In addition to historical information, this communication contains forward-looking statements within the meaning of applicable securities law, including statements regarding the expected timing, completion and effects of the proposed transaction, product plans, future growth, market opportunities, strategic initiatives and industry positioning. In addition, when used in this communication, the words “will,” “expects,” “could,” “would,” “may,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “targets,” “estimates,” “looks for,” “looks to,” “continues” and similar expressions, as well as statements regarding our focus for the future, are generally intended to identify forward-looking statements. Each of the forward-looking statements we make in this communication involves risks and uncertainties that could cause actual results to differ materially from these forward-looking statements. Factors that might cause or contribute to such differences include, but are not limited to: expected revenues, cost savings, synergies and other benefits from the proposed transaction, such as Adobe’s ability to enhance Creative Cloud by adding Figma’s collaboration-first product design capabilities and the effectiveness of Figma’s technology, might not be realized within the expected time frames or at all and costs or difficulties relating to integration matters, including but not limited to customer and employee retention, might be greater than expected; the requisite regulatory approvals and clearances for the proposed transaction may be delayed or may not be obtained (or may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction); the requisite approval of Figma stockholders may be delayed or may not be obtained, the other closing conditions to the transaction may be delayed or may not be obtained, or the merger agreement may be terminated; business disruption may occur following or in connection with the proposed transaction; Adobe’s or Figma’s businesses may experience disruptions due to transaction-related uncertainty or other factors making it more difficult to maintain relationships with employees, customers, other business partners or governmental entities; the possibility that the proposed transaction is more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management’s attention from ongoing business operations and opportunities as a result of the proposed transaction or otherwise and those factors discussed in the section titled “Risk Factors” in Adobe’s Annual Report on Form 10-K and Adobe’s Quarterly Reports on Form 10-Q. The risks described in this communication and in Adobe’s filings with the U.S. Securities and Exchange Commission (the “SEC”) should be carefully reviewed. Undue reliance should not be placed on these forward-looking statements, which speak only as of the date they are made. Adobe and Figma undertake no obligation to publicly release any revisions to the forward-looking statements or reflect events or circumstances after the date of this communication, except as required by law.

No Offer or Solicitation
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
In connection with the proposed acquisition of Figma, Adobe will file a registration statement on Form S-4 with the SEC to register the shares of Adobe common stock to be issued in connection with the proposed transaction.  The registration statement will include a consent solicitation statement/prospectus, which will be sent to the stockholders of Figma seeking their approval of the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE CONSENT SOLICITATION STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THESE DOCUMENTS DO AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ADOBE, FIGMA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents, when available, as well as other documents filed by Adobe with the SEC, free of charge from the SEC’s website at www.sec.gov or by accessing Adobe’s website at http://www.adobe.com/investor-relations.html or by contacting Adobe’s Investor Relations department by calling (408) 536-4700, by writing to Investor Relations, Adobe Inc., 345 Park Avenue, San Jose, California 95110-2704 or by sending an email to adobe@kpcorp.com.

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